Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of Aurinia Pharmaceuticals Inc. of our report dated March 4, 2020, relating to the consolidated financial statements, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10/A (No. 333-222413), Form S-8 (No. 333-233765), Form S-8 (No. 333-225538) and Form S-8 (No. 333-216447) of Aurinia Pharmaceuticals Inc. of our report dated March 4, 2020 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

“/s/PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Edmonton, Alberta
Canada

March 5, 2020